ISSUER FREE WRITING PROSPECTUS

Dated February 1, 2012

Filed Pursuant to Rule 433

Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.

FREE WRITING PROSPECTUS

American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on October 8, 2010 and the registration statement became effective on August 15, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated August 15, 2011, and supplements thereto are available on the SEC Web site at http://sec.gov/Archives/edgar/data/1501745/000114420411048006/v232440_424b3.htm,
http://sec.gov/Archives/edgar/data/1501745/000114420412000793/v244762_424b3.htm,

http://sec.gov/Archives/edgar/data/1501745/000114420412002420/v245461_424b3.htm and

http://sec.gov/Archives/edgar/data/1501745/000114420412002459/v245522_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The Company issued the following press release on February 1, 2012:

CONTACTS
From: Anthony J. DeFazio	For: Brian S. Block, EVP & CFO
DeFazio Communications, LLC	American Realty Capital Daily Net Asset Value Trust, Inc.
tony@defaziocommunications.com	bblock@arlcap.com
Ph: (484-532-7783)	Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

American Realty Capital Daily Net Asset Value Trust

Acquires Additional Family Dollar Properties

New York, NY, February 1, 2012 – American Realty Capital Daily Net Asset Value Trust, Inc. (“the “Company”) announced that on January 31, 2012, it purchased two additional freestanding, single-story Family Dollar stores located in Kansas, Oklahoma and Gloster, Mississippi, for an aggregate contract purchase price of approximately $1.7 million, exclusive of closing costs. The sellers of the two properties do not have a material relationship with the Company and the acquisitions were not affiliated transactions.

The Kansas, Oklahoma property consists of 8,320 rentable square feet and is leased to a wholly-owned subsidiary of Family Dollar Stores, Inc. (NYSE: “FDO”), which has guaranteed the tenant’s obligations under the lease. The lease commenced in August 2011 and has a 10-year term expiring in June 2021.

The Gloster, Mississippi property consists of 8,000 rentable square feet and is leased to a wholly-owned subsidiary of Family Dollar Stores, Inc. (NYSE: “FDO”), which has guaranteed the tenant’s obligations under the lease. The lease commenced in June 2011 and has an 11-year term expiring in June 2022.

On each day that the New York Stock Exchange is open (a business day), investors may obtain the daily determination of the Company’s NAV per share for each class of shares by calling the Company’s toll-free telephone line at 1-866-532-4743 or by visiting its website at www.arcdailynav.com.

American Realty Capital Daily Net Asset Value Trust, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Daily Net Asset Value Trust, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

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